SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                               (Amendment No. 4)*


                              Audio Book Club, Inc
--------------------------------------------------------------------------------
                                 Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   05068R 10 8
                                 (CUSIP Number)

                               Brad Shiffman, Esq.
                              Tenzer Greenblatt LLP
          405 Lexington Avenue, New York, New York 10174 (212) 885-5442
--------------------------------------------------------------------------------
    Address and Telephone Number of Person Authorized to Receive Notice and
                                Communications)

                               September 27, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

=====================                                          =================
CUSIP NO. 05068R-10-8                                          Page 2 of 5 Pages
=====================                                          =================


1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS.
     OF ABOVE PERSONS (ENTITIES ONLY)

     Norton Herrick

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER                       (a)  [_]
     OF A GROUP*                                                 (b)  [X]



________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     N/A

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL
     PROCEEDINGS IS REQUIRED PURSUANT                            [_]
     TO ITEMS 2(d) OR 2(e)

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
               7    SOLE VOTING POWER

                     3,507,189 (includes options, warrants and a convertible note to acquire an aggregate of 3,489,989 shares of Common Stock) as of September 30, 1999
NUMBER OF
SHARES         _________________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER
OWNED
BY EACH             0
REPORTING      _________________________________________________________________
PERSON WITH    9    SOLE DISPOSITIVE POWER

                    4,484,109 (includes options, warrants and a
                    convertible note to acquire an aggregate of
                    3,498,989 shares of Common Stock) as of September
                    30, 1999
              _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY
     OWNED BY EACH REPORTING PERSON

     4,484,109 (includes options, warrants and a note to acquire an aggregate of 3,498,989 shares of Common
     Stock) as of September 30,1999.

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT                           [X]
     IN ROW (11) EXCLUDES CERTAIN
     SHARES*

     Does not include 2,714,180 shares held by N. Herrick Irrevocable ABC Trust (the "N. Herrick Trust"), of which Norton Herrick is the sole beneficiary and in which he therefore may be deemed to have an economic interest. Mr. Herrick does not have voting power or dispositive power with respect to the 2,714,180 shares held by the N. Herrick Trust.


________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED
     AMOUNT IN ROW (11)

     35.5%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     IN

________________________________________________________________________________


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS)
                OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment is being filed solely to reflect a change in the Reporting Person's beneficial ownership of the Common Stock, no par value (the "Common Stock"), of Audio Book Club, Inc. (the "Company"). Except as amended hereby, there has been no change in the information contained in the Schedule 13D, as previously amended.

Item 3. Source and Amount of Funds or other Consideration.

     Not Applicable

Item 4. Purpose of Transaction.

     This Amendment reports transactions which resulted from the actions taken by the Company's shareholders at an Annual Meeting of Shareholders on September 27, 1999, which were previously disclosed in the Company's Proxy Statement dated August 30, 1999 and from the satisfaction of conditions set forth in the December 1998 Letter and June 1999 Letter (each defined below). On September 27, 1999, the Reporting Person acquired warrants to purchase 125,000 shares of Common Stock pursuant to a letter agreement dated June 11, 1999 with the Company (the "June 1999 Letter"). In June 1999, the Reporting Person loaned the Company $4.35 million under a convertible promissory note. The June 1999 Letter provided that if this note was refinanced or replaced with debt or equity financing, the Company would issue to the Reporting Person warrants (which are identical to the warrants to purchase 500,000 shares issued to the Reporting Person in December 1998 (the "December Warrants")) to purchase 125,000 shares of Common Stock (the "Additional Warrants"), upon receipt of approval of the Company's shareholders. On September 27, 1999, the Company's shareholders approved certain terms of the June 1999 Letter, including the issuance of the Additional Warrants.

     On December 31, 1998, the Company borrowed $15 million from the Reporting Person under a $15 million convertible promissory note (the "Note"). On December 31, 1998, the Company and the Reporting Person entered into a letter agreement (the "December 1998 Letter") which provides that, if the Note is repaid, replaced or refinanced, the Company would issue to the Reporting Person warrants (which are identical to the December Warrants) to purchase 350,000 shares of Common Stock, or a pro rata portion thereof if the Note is partially repaid, replaced or refinanced. The December 1998 Letter also provides that if the Note was not refinanced, replaced or repaid in full by September 30, 1999, upon


                               Page 3 of 5 Pages
receipt of shareholder approval (i) the interest rate of the Note increases to 11%, except that no increase in the interest rate on the Note will be permitted or may be effected prior to January 1, 2000, other than non-current pay interest which accrues and is not payable in cash until final maturity of the Note, (ii) the conversion price of the Note will be decreased to the lesser of $11.125 or the average of the closing bid price of the Common Stock for the five trading days prior to conversion and (iii) the exercise price of the December Warrants (and other identical warrants which may have been or may be issued, including the September Warrants (as defined below)) will be reduced (but not increased) to the average of the 10 lowest closing bid prices of the Common Stock for the 30 trading days prior to the date that shareholder approval has been obtained, but not below $8.00 per share. Shareholder approval of certain terms of the December Letter, including the foregoing terms was obtained on September 27, 1999. As of September 30, 1999, $6 million principal amount of the Note has been refinanced, repaid or replaced, which resulted in the Company issuing to the Reporting Person warrants to purchase 140,000 shares of Common Stock (the "September Warrants"). The exercise price of the December Warrants, the Additional Warrants and the September Warrants was adjusted to $8.41.

     Pursuant to the December 1998 Letter, the Company will be obligated to issue to the Reporting Person warrants (identical to the December Warrants) to purchase 210,000 shares of Common Stock at an exercise price of $8.41 if the remaining $9,000,000 principal amount of the Note held by the Reporting Person is refinanced, repaid or replaced.

Item 5.  Interest in Securities of the Issuer.

     As of September 30, 1999, the Reporting Person beneficially owned an aggregate of 4,484,109 shares of Common Stock constituting approximately 35.5% of the outstanding Common Stock.

     See Items 7-11 of the cover sheet of this Amendment to this Schedule 13D.

Item 7. Materials to be filed as Exhibits.

     None


                               Page 4 of 5 Pages

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: October 8, 1999




                                                       /s/ Norton Herrick
                                                       -------------------------
                                                       Norton Herrick


                               Page 5 of 5 Pages